FEE WAIVER AGREEMENT

                          Legg Mason Fund Adviser, Inc.
                                100 Light Street
                            Baltimore, Maryland 21202


Legg Mason Income Trust, Inc.
100 Light Street
Baltimore, Maryland  21202

     Re:   Legg Mason Limited Duration Bond Portfolio -
           Fee Waiver/Expense Agreement
           --------------------------------------------

Ladies and Gentlemen:

     Legg Mason Fund Adviser, Inc. ("LMFA") hereby agrees that it will waive its compensation (and, to the extent necessary, bear other expenses) through April 30, 2005, to the extent that expenses of each class of Legg Mason Limited Duration Bond Portfolio (formerly U.S. Government Intermediate-Term Portfolio) of Legg Mason Income Trust, Inc. (the "Fund") (exclusive of taxes, interest, brokerage and extraordinary expenses) would exceed an annual rate of 1.00% for Primary Class and 0.50% for Institutional Class.

     For purposes of determining any such waiver or expense reimbursement, expenses of a class of the Fund shall not reflect the application of any custodial, transfer agency or other credits or expense offset arrangements that may reduce the portfolio's expenses or arrangements with any broker-dealer to apply a portion of the commission or mark-up on any portfolio trade to the payment of any of the portfolio's other expenses.

     If on any day during which LMFA is the investment manager, the estimated annualized operating expenses of the Fund for that day are less than the operating expense limit described above, LMFA shall be entitled to reimbursement by the Fund of the investment management fees waived or reduced and other payments remitted by LMFA on behalf of the Fund pursuant to this expense limitation (the "Reimbursement Amount") during any of the previous thirty-six
(36) months, to the extent that the Fund's annualized operating expenses plus the amount so reimbursed is less than or equals, for such day, the operating expense limit provided for above, provided that such amount paid to LMFA will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

     We understand that you will rely on this agreement in accruing the Fund's expenses for purposes of calculating its net asset value per share, and for other purposes, in the preparation and filing of the Securities and Exchange Commission Form N-1A Registration Statement for the Fund, and we expressly permit you to do so.

     This agreement shall become effective upon the effectiveness of the name change of U.S. Government Intermediate-Term Portfolio to Limited Duration Bond Portfolio.


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Legg Mason Fund Adviser, Inc.

By:  /s/ Mark R. Fetting
    ---------------------------------
         Mark R. Fetting
         President



Agreed and Accepted:

Legg Mason Income Trust, Inc.

By: /s/ Marie K. Karpinski
    ---------------------------------
        Marie K. Karpinski
        Vice President and Treasurer